UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6861-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐ No  ☒

Press Releases

On July 29, 2013, the registrant announced its unaudited financial results for the second quarter ended June 30, 2013 and a share repurchase program authorized by the board of directors of the registrant. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2013, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1 Press release regarding financial results for the second quarter ended June 30, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: July 30, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the second quarter ended June 30, 2013.

Exhibit 99.1

Changyou Reports Second Quarter 2013 Unaudited Financial Results

Company Achieves Record Total Revenues for the Second Quarter

Beijing, China, July 29, 2013 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

•	Total revenues reached a record US$182.4 million, an increase of 3% quarter-over-quarter and 24% year-over-year, and were in line with the Company’s guidance.

•	Online game revenues reached a record US$168.3 million, an increase of 1% quarter-over-quarter and 24% year-over-year, and were in line with the Company’s guidance.

•	Net income attributable to Changyou.com Limited decreased 3% quarter-over-quarter and increased 9% year-over-year to US$75.2 million.

•	Non-GAAP[1] net income attributable to Changyou.com Limited decreased 3% quarter-over-quarter and increased 4% year-over-year to US$75.6 million, and exceeded the Company’s guidance by $1.6 million.

•

On June 5, 2013, the Company completed the acquisition of all of the ordinary shares of its majority-owned Web games subsidiary 7Road.com Limited (“7Road”) held by the non-controlling shareholders, representing 28.074% of the outstanding share capital of 7Road.

•

On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program of up to US$100 million of the outstanding American depositary shares, or ADSs[2] of Changyou over a two-year period from July 27, 2013 to July 26, 2015.

Mr. Tao Wang, Changyou’s Chief Executive Officer, commented, “Our philosophy is based on giving gamers what they want, when they want it and where they want it. Today, that means creating products and services for the rapidly expanding market of mobile and Web games, while building on our success in the PC-rooted world of massively multiplayer online games (“MMO games”). TLBB remains one of the drivers for growth and our latest self-developed MMO game, Dou Pou Cang Qiong, added to our top-line results in the second quarter, while the performance of our two flagship Web games, DDTank and Wartune, was solid. With 7Road becoming a wholly-owned subsidiary of Changyou, we are refining our product strategy and product line-up for Web games. We also expect to launch a number of mobile games by the end of the year, roughly half of which will come from our own innovation lab. With an array of new games planned for the PC, Web and mobile and the capabilities we have built over the years in game development, operation, marketing and distribution, we believe we are positioned to succeed over the long-term.”

[1]	Non-GAAP results exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”
[2]	Each American depositary share (“ADS”) represents two Class A ordinary shares.

Changyou’s President Mr. Dewen Chen said, “We have been working towards a business model based not only on blockbuster games, but also on developing a user community that turns to us for the best, most creative products and services supporting their passion for online games. Over the last few quarters, since the acquisition of the 17173 news site in December 2011, we have made steady progress towards this goal, as we continue to deliver a wide array of exciting new games, while building 17173 as China’s go-to online social destination for gamers. We have a mobile program underway for 17173 that will create apps so that users can access their favorite parts of the website on the go. We are also working on initiatives to extend the reach of the 17173 website, such as the hosting and live broadcasting of e-sport competitions. This represents the kind of excitement and community that we aim to build into the 17173 brand in the future.”

Mr. Alex Ho, Changyou’s chief financial officer, said: “We achieved our financial targets for the second quarter, while carrying out our planned investments in talent acquisition, games and mobile application development and product marketing. We plan to continue with this investment plan for the rest of the year. While this is expected to put near-term pressure on our margin, we are confident that our rich cash reserves and our consistent operating cash inflow are sufficient to support our multiple growth objectives and our share repurchase program of up to $100 million that we are announcing today.”

Second Quarter 2013 Operational Results

Given the diversified business Changyou operates today, the Company’s management believes the previous operational metrics disclosed by the Company are no longer the most relevant metrics for measuring the existing positioning and future growth of the Company’s business. In order to provide investors, with a better foundation for understanding the Company’s performance as a whole across all the different products and services that it offers, the Company introduced two new operational metrics: total average monthly active accounts of Changyou’s games and total average monthly active accounts of Changyou’s platform channels. The Company is providing quarter-on-quarter and year-on-year comparisons of both the previously used and new operational metrics in this press release in order to facilitate investors’ understanding as the Company transitions from the previously used operational metrics to the new operational metrics. Going forward, the Company plans to only report total average monthly active accounts of Changyou’s games and total average monthly active accounts of Changyou’s platform channels.

Using the new operational metrics, the Company’s operational results for the second quarter of 2013 were as follows:

•

Total average monthly active accounts of the Company’s games[3] were 36 million, a decrease of 2% quarter-over-quarter and an increase of 4% year-over-year. The quarter-over-quarter decrease was mainly driven by a decline in active accounts of DDTank in the second quarter of 2013 as the game has entered into a relatively mature phase and a decline in active accounts of TLBB after the Company closed down certain game accounts. The decline was partially offset by more gamers on third-party web platforms playing Wartune in the second quarter of 2013. The year-over-year increase was mainly driven by an increase in players of TLBB and Wartune, which was partially offset by a decline in players of DDTank in the second quarter of 2013 as the game has entered into a relatively mature phase.

•

Total average monthly active accounts of the Company’s platform channels[4] were 85 million, flat quarter-over-quarter and an increase of 4% year-over-year. The year-over-year increase was mainly due to an increase in the monthly unique visitors to the Company’s web game operation platform in the second quarter of 2013.

[3]	Calculated as the simple average of the sum of monthly active accounts of all of the MMO games, Web games and mobile games operated by the Company and its wholly-owned and/or majority-owned subsidiaries during the quarter. Monthly active accounts for games are defined as game accounts that were logged in at least once during the month.
[4]

Calculated as the simple average of the sum of the monthly unique visitors to the Company’s web game operation platform, the 17173 website and 17173’s non-game products, plus the monthly logged-in accounts of non-game applications during the quarter.

Using the previous operational metrics, the Company’s operational results for the second quarter of 2013 were as follows:

•	Aggregate registered accounts for the Company’s games[5] increased 9% quarter-over-quarter and 49% year-over-year to 296.7 million.

•	Aggregate peak concurrent users for the Company’s games decreased 4% quarter-over-quarter and 1% year-over-year to 1.07 million.

•

Aggregate active paying accounts for the Company’s games decreased 4% quarter-over-quarter and 25% year-over-year to 1.96 million. The quarter-over-quarter and year-over-year decreases reflected a decline in the number of low-spending active paying accounts that did not make a purchase in the second quarter of 2013 as the Company continued the strategy of previous quarters of giving away virtual items in TLBB.

•

Average revenue per active paying account (“ARPU”) for the Company’s games increased 6% quarter-over-quarter and 53% year-over-year to RMB424. The quarter-over-quarter and year-over-year increases were mainly due to the decline in TLBB’s low-spending active paying accounts and TLBB’s advanced-level players increasing their spending in the second quarter of 2013.

7Road’s operational results for the second quarter of 2013 were as follows:

•

Aggregate active accounts[6] for 7Road’s games[7] were 57.8 million, an increase of 5% quarter-over-quarter and 6% year-over-year. The quarter-over-quarter and year-over-year increase in active accounts reflected more gamers on third-party web platforms playing Wartune, which was partially offset by a decline in players of DDTank in the second quarter of 2013, as the game has entered into a relatively mature phase.

•

Aggregate active charging accounts[8] for 7Road’s games were 1.31 million, a decrease of 17% quarter-over-quarter and 25% year-over-year. The quarter-over-quarter and year-over-year decrease in active charging accounts resulted primarily from a decrease in the number of active charging accounts for DDTank in the second quarter of 2013 as the game has entered into a relatively mature phase.

•

Average revenue recognized per active charging account[9] (“ARCA”) for 7Road’s games was RMB142, an increase of 4% quarter-over-quarter and 129% year-over-year. The increases were mainly because ARCA for Wartune increased following the addition of new virtual items for sale in the second quarter of 2013.

[5]	Excludes 7Road’s games and comprises the following games operated in China: Tian Long Ba Bu (“TLBB”), Duke of Mount Deer (“DMD”), Blade Online, Blade Hero 2, Dou Po Cang Qiong (“DPCQ”), Tao Yuan, Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith, and Legend of Ancient World.
[6]	Active accounts are defined as registered accounts that were logged in at least once during the period.
[7]	Comprises 7Road’s web games: DDTank, New DDTank, Wartune (also known as Shen Qu) and Hai Shen. Hai Shen was launched in January 2013. New DDTank was launched in February 2013.
[8]	Active charging accounts are defined as the number of active accounts that purchased virtual currency for use in the game during the period.
[9]	Average revenue recognized per active charging accounts is defined as net revenues recognized by 7Road for the period divided by the number of active charging accounts for the same period.

Second quarter 2013 Unaudited Financial Results

Revenues

Total revenues for the second quarter of 2013 increased 3% quarter-over-quarter and 24% year-over-year to US$182.4 million, and were in line with the Company’s guidance.

Online game revenues increased 1% quarter-over-quarter and 24% year-over-year to US$168.3 million, and were in line with the Company’s guidance. The quarter-over-quarter increase was mainly due to the growth momentum of TLBB and revenues from the newly launched MMO game, Dou Po Cang Qiong, in the second quarter of 2013. The year-over-year increase was mainly due to the growth momentum of TLBB and Wartune in the second quarter of 2013.

Online advertising revenues increased 52% quarter-over-quarter and 11% year-over-year to US$10.1 million, and were in line with the Company’s guidance. The quarter-over-quarter increase was mainly due to the seasonal pickup typical for advertising in China and some of the game companies that pushed back their new game launches and promotion in the prior quarter due to the late Chinese New Year having launched and promoted these games in the second quarter of 2013. The year-over-year increase was mainly due to some of the game companies that pushed back their new game launches and promotion in the first quarter of 2013 due to the late Chinese New Year in 2013 having launched and promoted these games in the second quarter of 2013.

Internet value-added services (“IVAS”) revenues, which consist of revenues generated from the operation of third-party web games by the 17173 business, decreased 5% quarter-over-quarter and increased 13% year-over-year to US$1.4 million. The quarter-over-quarter decrease was mainly due to less cross-marketing of the web games operated by the 17173 business within the 17173 website due to solid demand for advertising on the 17173 website in the second quarter of 2013. The year-over-year increase was mainly due to a higher number of users playing web games operated by the 17173 business in the second quarter of 2013 compared with the same quarter last year.

Other revenues, which consist of cinema advertising revenues, increased 27% quarter-over-quarter and 144% year-over-year to US$2.6 million. The quarter-over-quarter and year-over-year increases were mainly due to higher utilization rates of cinema advertising resources in the second quarter of 2013.

Gross profit

Both gross profit and non-GAAP gross profit increased 3% quarter-over-quarter and 22% year-over-year to US$151.4 million. Both gross margin and non-GAAP gross margin were 83%, compared with 83% in the first quarter of 2013 and 84% in the second quarter of 2012.

Both gross profit and non-GAAP gross profit of the online games business were essentially flat quarter-over-quarter and increased 23% year-over-year to US$145.3 million. Both gross margin and non-GAAP gross margin of the online games business were 86%, compared with 86% in the first quarter of 2013 and 87% in the second quarter of 2012.

Both gross profit and non-GAAP gross profit of the online advertising business increased 71% quarter-over-quarter and decreased 10% year-over-year to US$7.0 million. Both gross margin and non-GAAP gross margin of the online advertising business were 69%, compared with 61% in the first quarter of 2013 and 85% in the second quarter of 2012. The quarter-over-quarter increase in gross margin and non-GAAP gross margin for the online advertising business was mainly due to an increase in online advertising revenues in the second quarter of 2013 from last quarter. The year-over-year decrease in gross margin and non-GAAP gross margin for the online advertising business was mainly because of an increase in salary and benefits expenses due to the hiring of game editors, which was partially offset by an increase in online advertising revenues in the second quarter of 2013 from the same quarter last year.

Both gross profit and non-GAAP gross profit for IVAS decreased 12% quarter-over-quarter and increased 7% year-over-year to US$0.9 million. Both gross margin and non-GAAP gross margin for IVAS were 63%, compared with 68% in the first quarter of 2013 and 66% in the second quarter of 2012. The quarter-over-quarter and year-over-year decreases in gross margin and non-GAAP gross margin for IVAS were mainly due to higher revenue sharing given to third-party game developers in the second quarter of 2013.

Both gross loss and non-GAAP gross loss of other business were US$1.8 million, compared with US$2.3 million in the first quarter of 2013 and US$2.8 million in the second quarter of 2012.

Operating expenses

Total operating expenses were US$58.1 million, an increase of 26% quarter-over-quarter and 38% year-over-year.

Product development expenses were US$26.3 million, an increase of 31% quarter-over-quarter and 57% year-over-year. The quarter-over-quarter increase was mainly because of an increase in salary and benefits expenses due to the deployment of more game engineers in product development and annual salary increases, and increased compensation expense as a result of a modification of 7Road’s share incentive plan after the Company completed the acquisition of the non-controlling interests in 7Road in the second quarter of 2013. The year-over-year increase was mainly because of an increase in salary and benefits expenses due to the deployment of more game engineers in product development and annual salary increases in the second quarter of 2013.

Sales and marketing expenses were US$18.5 million, an increase of 42% quarter-over-quarter and 27% year-over-year. The quarter-over-quarter and year-over-year increases in sales and marketing expenses were mainly because of higher advertising costs for the promotion of the newly launched game, Dou Po Cang Qiong, a new expansion pack for TLBB, and the upcoming PC game, Xuan Yuan Jian 6, and an increase in salary and benefits expenses due to annual salary increases in the second quarter of 2013.

General and administrative expenses were US$13.3 million, an increase of 3% quarter-over-quarter and 71% year-over-year. The quarter-over-quarter increase was mainly because of an increase in salary and benefits expenses due to annual salary increases and training costs for employees in the second quarter of 2013. The year-over-year increase was mainly because of an increase in headcount and related salary and benefits expenses and an increase in professional fees in the second quarter of 2013.

Operating profit

Operating profit decreased 8% quarter-over-quarter and increased 14% year-over-year to US$93.3 million. Operating margin was 51%, compared with 57% in the first quarter of 2013 and 56% in the second quarter of 2012.

Non-GAAP operating profit decreased 8% quarter-over-quarter and increased 9% year-over-year to US$93.6 million. Non-GAAP operating margin was 51%, compared with 57% in the first quarter of 2013 and 58% in the second quarter of 2012.

Net income

Net income decreased 7% quarter-over-quarter and increased 17% year-over-year to US$82.3 million. Net margin was 45%, compared with 50% in the first quarter of 2013 and 48% in the second quarter of 2012.

Non-GAAP net income decreased 7% quarter-over-quarter and increased 13% year-over-year to US$82.7 million. Non-GAAP net margin was 45%, compared with 50% in the first quarter of 2013 and 50% in the second quarter of 2012.

Net income attributable to mezzanine classified non-controlling interests

Net income attributable to mezzanine classified non-controlling interests and non-GAAP net income attributable to mezzanine classified non-controlling interests decreased 33% quarter-over-quarter and increased 549% year-over-year to US$7.1 million.

The quarter-over-quarter decrease was because a shorter accretion period, from April 1, 2013 to the end of May 2013, was applied when calculating the accretion amount in the second quarter of 2013. The year-over-year increase mainly reflects increases in the estimated redemption value of the mezzanine classified non-controlling interests in 7Road. Please refer to the section “Notes to Financial Information,” for further details.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited decreased 3% quarter-over-quarter and increased 9% year-over-year to US$75.2 million. Fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.41, down from US$1.45 in the first quarter of 2013 and up from US$1.29 in the second quarter of 2012. Net margin attributable to Changyou.com Limited was 41%, compared with 44% in the first quarter of 2013 and 47% in the second quarter of 2012.

Non-GAAP net income attributable to Changyou.com Limited decreased 3% quarter-over-quarter and increased 4% year-over-year to US$75.6 million, and exceeded with the Company’s guidance by $1.6 million. Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.41, compared with US$1.45 in the first quarter of 2013 and US$1.35 in the second quarter of 2012. Non-GAAP net margin attributable to Changyou.com Limited was 41%, compared with 44% in the first quarter of 2013 and 49% in the second quarter of 2012.

Liquidity

As of June 30, 2013, Changyou had a combined balance of cash and cash equivalents and short-term investments of US$470.4 million, an increase from US$462.3 million as of March 31, 2013. Operating cash flow for the second quarter of 2013 was a net inflow of US$96.6 million.

As of June 30, 2013, Changyou had short-term and long-term bank loans of US$323.0 million and current and non-current restricted time deposits of US$333.3 million, compared with short-term and long-term bank loans of US$270.5 million and current and non-current restricted time deposits of US$278.0 million as of March 31, 2013. The increase in the balance of bank loans and restricted time deposits reflected new loans obtained from offshore banks for payment of the cash consideration for the acquisition of the ordinary shares of 7Road held by the non-controlling shareholders. The beginning balances of the bank loans and of the restricted time deposits are mainly related to loans from offshore banks that the Company obtained in the third quarter of 2012 in order to expedite the payment of the special cash dividend that the Company made to the Company’s shareholders in the same quarter. These offshore loans are secured with an equivalent or higher amount of Renminbi-denominated onshore bank deposits by the Company’s subsidiaries in China.

Other Business Developments

Changyou Begins Open Beta Testing of Dou Po Cang Qiong

On April 10, 2013, Changyou began open-beta testing of Dou Po Cang Qiong, a self-developed 2.5D fantasy massively multi-player online role-playing game. The game is adapted from the popular online novel of the same name. In this game, players can control Yi Huo of various types just as the main characters in the novel do, experiencing intense combat among the numerous forces of the unique Dou Qi Continent.

Changyou Completes Acquisition of the Non-Controlling Interests in 7Road

On June 5, 2013, Changyou completed the acquisition of all of the ordinary shares of its majority-owned Web games subsidiary 7Road held by the non-controlling shareholders, representing 28.074% of the outstanding share capital of 7Road, for aggregate fixed cash consideration of approximately US$78 million. Effective with the completion of the acquisition, 7Road became a wholly-owned subsidiary of Changyou.

Changyou Announces Share Repurchase Program

On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program of up to US$100 million of the outstanding American depositary shares, or ADSs, of Changyou over a two-year period from July 27, 2013 to July 26, 2015. The ADSs may be purchased from time to time at management’s discretion at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934. Changyou’s management will determine the timing and amount of any purchases of Changyou ADSs based on their evaluation of market conditions, the trading price of Changyou’s ADSs and other factors. The purchase program may be suspended or discontinued at any time.

Business Outlook

For the third quarter of 2013, Changyou expects:

•

Total revenues to be between US$180.0 million and US$186.0 million, including online game revenues of US$161.0 million to US$166.0 million and online advertising revenues of US$14.0 million to US$15.0 million.

•	Non-GAAP net income attributable to Changyou.com Limited to be between US$71.0 million and US$74.0 million.

•	Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited to be between US$1.33 and US$1.38.

•

Assuming no new grants of share-based awards, share-based compensation expense to be between US$0.5 million and US$1.0 million, reducing fully diluted earnings per ADS attributable to Changyou.com Limited by US$0.01 to US$0.02.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, and goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Mezzanine equity consists of non-controlling interests in 7Road and a put option that gives the non-controlling shareholders the right to put their shares to Changyou at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and 7Road does not complete an initial public offering on NASDAQ, the New York Stock Exchange or The Stock Exchange of Hong Kong. The put option will expire in 2014. Non-controlling interests of 7Road and the put option are classified as mezzanine equity in Changyou’s consolidated balance sheets, as redemption of the non-controlling interests is not solely within the control of Changyou.

In accordance with ASC subtopic 480-10, Changyou accretes the balance of non-controlling interests to its redemption value over the period from the date of the 7Road acquisition to the earliest exercise date of the put right. Any subsequent changes in the redemption value are considered to be changes in accounting estimates and are also recognized over the same period as net income attributable to mezzanine classified non-controlling interests.

On May 1, 2013, Changyou entered into an agreement to acquire all of the ordinary shares of 7Road held by the non-controlling shareholders. The acquisition was completed on June 5, 2013. Under ASC 810-10, changes in a parent’s ownership interest while the parent retains control of its subsidiary are accounted for as equity transactions, and do not impact net income or comprehensive income in the consolidated financial statements. Following the closing of the acquisition, US$2.4 million, representing the excess of the amount of the mezzanine-classified non-controlling interests in 7Road over the purchase price as of the closing date, was recorded in the Company’s equity accounts.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2013, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, July 29, 2013 (7 p.m. Beijing/Hong Kong, July 29, 2013).

The dial-in details for the live conference call are:

US:	+1-866-519-4004
Hong Kong:	+852-2475-0994
International:	+1-845-675-0437
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. U.S. Eastern Time on July 29, 2013 through August 6, 2013. The dial-in details for the telephone replay are:

International:	+1-855-452-5696
Passcode:	16011316

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank and Wartune (also known as Shen Qu), which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investor Relations

Changyou.com Limited

Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel:	+1 (480) 614-3003
E-mail:	jbloker@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Jun. 30, 2013	Mar. 31, 2013	Jun. 30, 2012
			(a)
Revenues:
Online game	$168,295	$167,421	$135,956
Online advertising	10,080	6,649	9,096
IVAS	1,377	1,445	1,216
Others	2,619	2,070	1,073

Total revenues	182,371	177,585	147,341

Cost of revenues:
Online game (includes share-based compensation expense of $28, $(19) and $61 respectively)	22,981	22,649	17,891
Online advertising (includes share-based compensation expense of $7, $9 and $16 respectively)	3,124	2,580	1,370
IVAS	513	465	410
Others	4,393	4,325	3,899

Total cost of revenues	31,011	30,019	23,570

Gross profit	151,360	147,566	123,771

Operating expenses:
Product development (includes share-based compensation expense of $161, $102 and $539 respectively)	26,349	20,097	16,770
Sales and marketing (includes share-based compensation expense of $35, $(25) and $89 respectively)	18,485	12,992	14,521
General and administrative (includes share-based compensation expense of $151, $165 and $271 respectively)	13,264	12,869	7,757
Impairment of intangibles via acquisitions of businesses and the related tax impact	0	0	2,906

Total operating expenses	58,098	45,958	41,954

Operating profit	93,262	101,608	81,817

Interest income	4,055	3,900	4,035
Foreign currency exchange loss	(1,669)	(1,865)	(174)
Other income	513	1,303	554

Income before income tax expense	96,161	104,946	86,232
Income tax expense	(13,879)	(16,633)	(16,074)

Net income	82,282	88,313	70,158
Less: Net income attributable to mezzanine classified non-controlling interests	7,112	10,668	1,095

Net income attributable to Changyou.com Limited	$75,170	$77,645	$69,063

Basic net income per ADS attributable to Changyou.com Limited	$1.41	$1.47	$1.31

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	53,330	52,994	52,851

Diluted net income per ADS attributable to Changyou.com Limited	$1.41	$1.45	$1.29

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,491	53,479	53,379

Note:

(a)	In order to provide investors and the Company’s management with a better foundation for understanding the Company’s performance, both revenues and cost of revenues generated from the operation of third-party web games by the 17173 business were separately recorded under IVAS in the first and second quarter of 2013. To conform to current period presentations, the relevant amounts for prior periods have been reclassified from online game business accordingly. Such reclassifications amounted to US$1.2 million in revenues, and amounted to US$0.4 million in cost of revenues, for the three months ended June 30, 2012.

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2013	As of Dec. 31, 2012

ASSETS
Current assets:
Cash and cash equivalents	$373,325	$366,639
Accounts receivable, net	32,008	23,364
Short-term investments	97,123	51,720
Restricted time deposits	169,324	116,140
Prepaid and other current assets	42,218	29,540

Total current assets	713,998	587,403

Non-current assets:
Fixed assets, net (a)	209,649	64,828
Goodwill	137,075	134,921
Intangible assets, net	53,158	54,249
Restricted time deposits	163,950	130,459
Equity investments	850	850
Deferred tax assets	1,226	5,000
Other assets, net (a)	12,009	136,803

Total non-current assets	577,917	527,110

TOTAL ASSETS	$1,291,915	$1,114,513

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$43,308	$43,659
Accounts payable and accrued liabilities	98,098	111,596
Short-term bank loans	164,000	113,000
Tax payables	16,352	17,825
Deferred tax liabilities	15,395	11,878

Total current liabilities	337,153	297,958

Long-term liabilities:
Long-term bank loans	158,963	126,353
Long-term deferred tax liabilities	7,476	7,824
Long-term accounts payable	7,423	12,683

Total long-term liabilities	173,862	146,860

Total liabilities	511,015	444,818
MEZZANINE EQUITY
Total mezzanine equity	0	61,810
SHAREHOLDERS’ EQUITY
Total shareholders’ equity	780,900	607,885

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$1,291,915	$1,114,513

Note:

(a)	US$126.0 million of the decrease in other non-current assets and the corresponding increase in fixed assets were related to an office building for which construction was completed in the first quarter of 2013. The amount was reclassified from other non-current assets to fixed assets after title for the building was transferred to the Company. The Company plans to use this office building as its headquarters in Beijing.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2013
	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact
Online game gross profit	$145,314	28	0	145,342
Online advertising gross profit	6,956	7	0	6,963
IVAS gross profit	864	0	0	864
Other gross loss	(1,774)	0	0	(1,774)

Gross profit	$151,360	35	0	151,395

Gross margin	83%			83%

Operating profit	$93,262	382	0	93,644

Operating margin	51%			51%

Net income	$82,282	382	0	82,664

Net income attributable to Changyou.com Limited	$75,170	382	0	75,552

Net margin	41%			41%

Diluted net income per ADS attributable to Changyou.com Limited	$1.41			1.41

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,491			53,541

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2013
	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact
Online game gross profit	$144,772	(19)	0	144,753
Online advertising gross profit	4,069	9	0	4,078
IVAS gross profit	980	0	0	980
Other gross loss	(2,255)	0	0	(2,255)

Gross profit	$147,566	(10)	0	147,556

Gross margin	83%			83%

Operating profit	$101,608	232	0	101,840

Operating margin	57%			57%

Net income	$88,313	232	0	88,545

Net income attributable to Changyou.com Limited	$77,645	232	0	77,877

Net margin	44%			44%

Diluted net income per ADS attributable to Changyou.com Limited	$1.45			1.45

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,479			53,546

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2012
	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact (b)
Online game gross profit	$118,065	61	0	118,126
Online advertising gross profit	7,726	16	0	7,742
IVAS gross profit	806	0	0	806
Other gross loss	(2,826)	0	0	(2,826)

Gross profit	$123,771	77	0	123,848

Gross margin	84%			84%

Operating profit	$81,817	976	2,906	85,699

Operating margin	56%			58%

Net income	$70,158	976	2,268	73,402

Net income attributable to Changyou.com Limited	$69,063	976	2,268	72,307

Net margin	47%			49%

Diluted net income per ADS attributable to Changyou.com Limited	$1.29			1.35

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,379			53,536

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	For the three months ended June 30, 2012, there were US$2.9 million of impairment of intangibles via acquisitions of businesses.